No. 812-15111

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (the “ACT”) GRANTING AN EXEMPTION FROM SECTIONS 23(a), 23(b) AND 63 OF THE ACT, AND PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE ACT AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT, AND PURSUANT TO SECTION 23(c)(3) OF THE ACT GRANTING AN EXEMPTION FROM SECTION 23(c)

Trinity Capital Inc.
3075 West Ray Road, Suite 525

Chandler, Arizona 85226

All Communications, Notices and Orders to:

Steven L. Brown
Chief Executive Officer

Trinity Capital Inc.
3075 West Ray Road, Suite 525

Chandler, Arizona 85226

sstanton@trincapinvestment.com

Copies to:

Cynthia M. Krus, Esq.
Stephani M. Hildebrandt, Esq.
Anne G. Oberndorf, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street NW, Suite 700
Washington, DC 20001

January 6, 2021

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of: TRINITY CAPITAL INC. 3075 West Ray Road, Suite 525 Chandler, Arizona 85226 File No. 812-15111 Investment Company Act of 1940	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	SECOND AMENDED AND RESTATED
APPLICATION FOR AN ORDER
PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF
1940 (the “ACT”) GRANTING AN
EXEMPTION FROM SECTIONS 23(a),
23(b) AND 63 OF THE ACT, AND
PURSUANT TO SECTIONS 57(a)(4)
AND 57(i) OF THE ACT AND RULE
17d-1 UNDER THE ACT
AUTHORIZING CERTAIN JOINT
TRANSACTIONS OTHERWISE
PROHIBITED BY SECTION 57(a)(4) OF
THE ACT, AND PURSUANT TO
SECTION 23(c)(3) OF THE ACT
GRANTING AN EXEMPTION FROM
SECTION 23(c)

I.	INTRODUCTION

Trinity Capital Inc. (“Applicant”), an internally managed closed-end investment company that has elected to be regulated as a business development company (“BDC”)1 under the Investment Company Act of 1940 (the “Act”)2, hereby applies for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) granting an exemption from Sections 23(a), 23(b), and 63, and pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-13 authorizing certain joint transactions otherwise prohibited by Section 57(a)(4), and pursuant to Section 23(c)(3) granting an exemption from Section 23(c). The Order would permit Applicant to (i) issue Restricted Stock (as defined below) as part of the compensation package for its non-employee directors (the “Non-Employee Directors”)4 through its Trinity Capital Inc. 2019 Non-Employee Director Restricted Stock Plan (the “Non-Employee Director Plan”), (ii) issue Restricted Stock (as defined below)5 as part of the compensation package for certain of its Employee Participants, excluding the Non-Employee Directors, through its 2019 Trinity Capital Inc. Long Term Incentive Plan (the “Long Term Incentive Plan”)6; (iii) withhold shares of Applicant’s common stock or purchase shares of Applicant’s common stock from Participants to satisfy tax withholding obligations relating to the vesting of Restricted Stock or the exercise of Options (as defined below)7 that will be granted pursuant to the Long Term Incentive Plan; and (iv) permit Employee Participants to pay the exercise price of Options that will be granted to them pursuant to the Long Term Incentive Plan with shares of Applicant’s common stock.

1 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1)through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

2 Unless otherwise indicated, all section references herein are to the Act.

3 Unless otherwise indicated, all rule references herein are to rules under the Act.

4 Employees, officers and employee directors, together the “Employee Participants” and each, an “Employee Participant.” The Employee Participants and Non-Employee Directors, together the “Participants” and each, a “Participant.”

5 Pursuant to the Long Term Incentive Plan (as later defined), “Restricted Stock” means an award of the Applicant’s common stock that is subject to certain restrictions requiring that it be forfeited to the Applicant if specified conditions are not satisfied.

6 The “Long Term Incentive Plan” and “Non-Employee Director Plan,” together the “Plans.”

7 For the purposes of this Application, Incentive Stock Options and Non-Statutory Stock Options (as defined in the Long Term Incentive Plan) are collectively referred to as “Options.”

II.	BACKGROUND

Applicant is a Maryland corporation that was formed in August 2019. Applicant is an internally managed, non-diversified closed-end investment company that has elected to be regulated as a BDC under the Act. Applicant also intends to elect to be treated, and intends to qualify annually thereafter, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes.

The Board of Directors (the “Board”) consists of five members, three of whom are not “interested persons” of Applicant within the meaning of Section 2(a)(19) of the Act (the “Non-Interested Directors”). The Non-Interested Directors are also the Non-Employee Directors eligible to participate in the Non-Employee Director Plan. As of September 30, 2020 Applicant had thirty-four employees.

Applicant is a leading provider of debt to growth stage companies, including venture-backed companies and companies with institutional equity investors, and, to a lesser extent, equipment lease financing. Applicant’s investment objective is to generate current income and, to a lesser extent, capital appreciation through its investors. Applicant seeks to achieve its investment objective by making investments consisting primarily of term debt investments, and, to a lesser extent, equipment lease financing, working capital loans, equity and equity related investments. As of September 30, 2020, the Applicant’s total assets were $482,428,000 and the net asset value (“NAV”) per share of the Applicant’s common stock, par value $0.001 (the “Common Stock”), was $13.01. Applicant filed a registration statement on Form N-2 on December 16, 2020 relating to its proposed initial public offering of the shares of its common stock and has applied to have its shares listed on the Nasdaq Global Select Market in connection with its initial public offering. Applicant had 18,321,274 shares of Common Stock outstanding as of December 15, 2020.

III.	EXEMPTION TO ISSUE RESTRICTED STOCK

Applicant is applying for an order of the Commission pursuant to Section 6(c) granting an exemption from Sections 23(a), 23(b), and 63, and from Section 57(a)(4) pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-1 to enable Applicant to issue Restricted Stock to its Employee Participants and Non-Employee Directors pursuant to the Plans, and pursuant to Section 23(c)(3) granting an exemption from Section 23(c). In particular, the Order would (1) enable the Applicant to appropriately compensate Employee Participants and Non-Employee Directors in the form of Restricted Stock , in the amount of which would be determined by the Board, a committee thereof, or Applicant’s Compensation Committee (as defined below), as applicable, provided that, in no event shall the total number of shares of Restricted Stock subject to the annual grant to Non-Employee Directors exceed 60,000 shares of Restricted Stock, and (2) allow the Applicant to remain competitive within its sector of the financial services industry to attract and retain qualified employees and non-employee directors.

Reason for Request

Compensation Practices in the Asset Management Industry

While Applicant believes that, because the market for superior investment professionals is highly competitive, the Applicant’s successful performance depends on its ability to offer fair compensation packages to its professionals that are competitive with those offered by other investment management businesses. While the Applicant recognizes that employee and non-employee director retention is critical for all companies, the Applicant also believes that the highly specialized nature of its business, the competitiveness of its market and the small size of its employee base relative to its assets and revenue make such retentions even more critical for the Applicant. In that regard, the ability to offer equity-based compensation to its Employee Participants and Non-Employee Directors, which both aligns employee and Board behavior with stockholder interests and provides a retention tool, is vital to the Applicant’s future growth and success.

The Plans would enable Applicant to offer Employee Participants and Non-Employee Directors compensation packages that are more competitive with those offered by other lending businesses and investment management businesses, which would enhance the ability of Applicant to attract and retain superior senior management, qualified non-employee directors and other key personnel. Offering competitive compensation packages is critical to Applicant’s ability to generate the best possible risk-adjusted returns for its stockholders.

Use of Restricted Stock

Applicant strongly believes that Restricted Stock offers an attractive form of equity-based compensation for certain Employee Participants and Non-Employee Directors. Relative to other forms of equity-based compensation, Restricted Stock will allow Applicant to (1) compete more successfully with commercial banks, investment banks, other publicly traded companies, and private equity funds for skilled employees and directors; (2) develop superior alignment of Applicant’s business strategy, stockholder interests and employee interests; (3) manage dilution and cash expenses associated with equity-based compensation and salaries and bonuses; and (4) match the return expectations of the business more closely with its equity-based compensation. The Applicant believes awards of Restricted Stock will have a clear and meaningful benefit to its stockholders and its business prospects that supports approval of this application.

Successfully Competing with Private Equity Firms

In order to compete successfully with private equity funds for talented portfolio and business management personnel, Applicant ideally would be able to pass through to its employees, in the form of long-term capital gain payments, at least 20 percent of the net realized income of Applicant over time. Inasmuch as Applicant cannot utilize the pass through of capital gain payments to its employees that is available to the general partners of partnerships and desires to build capital rather than make cash payments to its Employee Participants and Non-Employee Directors, the equity-based compensation structure that Applicant believes comes closest to replicating the fund structure is Restricted Stock. Restricted Stock requires no cash outlay by Applicant. Furthermore, an Employee Participant or Non-Employee Director who receives an award of Restricted Stock and pays tax at ordinary rates based on the value of the stock at the time of vesting8 will be able to treat as long-term gain any subsequent appreciation prior to sale.

Developing Alignment in Business Plan, Stockholder Interests and Employee Interests

Alignment of a company’s business plans, its stockholder expectations and its employee compensation is an essential component of long-term business success. Long-term business success is in the interest of the Applicant’s stockholders and employees. The Applicant typically makes longer term investments primarily in privately held businesses that typically stay in its portfolio for the long term. Its business plan involves targeting investments in growth stage companies, including venture backed companies, with institutional equity investors. Applicant’s business model involves taking on investment risks with potential for higher returns, while also obtaining warrants or contingent exit fees from portfolio companies at funding to provide an additional potential source of investment returns. Applicant’s primary investment objective is to generate current income, and to a lesser extent, capital appreciation through its investments. Applicant intends to make quarterly distributions and to distribute, out of assets legally available for distribution, substantially all of the available earnings as determined by the Board in its sole discretion and in accordance with RIC requirements. Because Applicant is a taxpayer that will elect to be regulated as a RIC under Subchapter M of the Code, the Applicant will be required to pay out 90% of its annual taxable income to maintain its tax advantaged status and 98% of its annual taxable income (and 98.2% of capital gains) to avoid non-deductible excise taxes. This “pass through” configuration means that, assuming the Applicant performs successfully, the shares of the Applicant’s common stock will appreciate modestly if at all over time since earnings are distributed currently and not accumulated. Rather, the primary return for the Applicant’s stockholders will be in the form of current income through the payment of dividends rather than capital appreciation through a rising stock price. This recurring payout requires a methodical asset acquisition approach and active monitoring and management of the investment portfolio over time. A meaningful part of the Applicant’s employee base is dedicated to the maintenance of asset values and expansion of this recurring revenue to support and grow dividends.

8 A Participant who receives a grant of Restricted Stock may, however, elect to be taxed at the time of receipt, as further described below.

The implications of the Applicant’s business model, as described above, on the attractiveness of using Restricted Stock is relatively clear. Restricted Stock has intrinsic value that may not be offered through other forms of equity-based compensation. Holders of Restricted Stock, over time, become owners of the stock with a vested interest in value maintenance and, importantly in the Applicant’s case, the income stream and stock appreciation. These interests are completely aligned with those of the Applicant’s stockholders. Stock option holders, by way of comparison, only earn compensation if the stock price increases and do not benefit from dividends or valuation protection, two concepts that have high priority for the Applicant’s stockholders. Stock options are arguably less effective for the Applicant in terms of motivating behaviors consistent with the business objectives of moderate appreciation and stable and growing dividends, in part because the Act does not provide a mechanism for BDCs to adjust the exercise price of a stock option when a dividend is issued or to issue dividend equivalent rights in order to align the interests of an option holder with those of a stockholder.

Moreover, the private equity funds with which the Applicant competes are able to pay higher total cash compensation, composed of salaries and bonuses than the Applicant is able to pay because of the expenses that the Applicant must pay that are related to the maintenance of its status as a publicly held company. In addition, the private firms with which Applicant must compete for personnel typically permit their employees to co-invest with them, which Applicant is not permitted to do under the Act absent a Commission order.

Managing Dilution and Cash Expenses

Dilution is an important consideration for stockholders, and Restricted Stock is inherently less dilutive and more predictable than other common forms of equity based compensation, such as stock options. Because Restricted Stock has intrinsic value, it takes fewer shares of Restricted Stock to generate a similar level of economic benefit to Employee Participants and Non-Employee Directors. This is particularly true given the high level of dividend statutorily embedded in the Applicant’s business model and regulatory structure, which does not accrue to the benefit of the option holder. In other words, the Applicant believes that the number of shares of Restricted Stock that it will grant will be less than the number of shares that would be subject to option were the Applicant to offer equivalent economic incentives through its Long Term Incentive Plan.

The Board, including the Required Majority, found that permitting an annual grant of Restricted Stock to each Non-Employee Director will allow the Applicant to better align its business plan with stockholder interests based on the nature of the Applicant’s business as well as the characteristics of Restricted Stock.

Applicant can also pay less cash compensation if it can issue Restricted Stock to the Participants. Holding down cash compensation, like declaring deemed dividends rather than paying cash dividends, is significant to the Applicant’s ability to maximize its cash available for investments.

Matching Return Expectations

Restricted Stock motivates behavior that is consistent with the type of return expectations that the Applicant has established for its stockholders. To this end, Restricted Stock places more value on the quality of originated assets over the quantity of originated assets, and thus, Restricted Stock is an attractive compensation tool for the Applicant to align Employee Participant and Non-Employee Director interests with stockholder interests. Shares of Restricted Stock that vest over time or are based upon performance targets will allow the Applicant to set objectives and provide meaningful rewards over time to Employee Participants who effectuate the targeted outcome of income and principal stability.

Applicant’s management and the Board, including the Compensation Committee, as applicable, have considered each of the factors discussed above and believe that the issuance of Restricted Stock as a form of equity-based compensation is in the best interest of Applicant’s stockholders, employees and business.

The Plans

On October 17, 2019, by unanimous vote, Applicant’s Board, including the required majority as defined by Section 57(o) (the “Required Majority”)9, adopted the Plans. Once Applicant receives the Order from the Commission, the Plans will become effective upon approval by the shareholders.

The Non-Employee Director Plan

The Non-Employee Director Plan, a copy of which is attached to this Application as Exhibit A10, provides for grants of Restricted Stock to Non-Employee Directors.

Upon election to the Board, each Non-Employee Director may be granted shares of Restricted Stock at or about the beginning of each one-year term of service on the Board, for which forfeiture restrictions will lapse at the end of that year; provided that the Board may provide in any award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to an award of Restricted Stock will be waived in whole or in part in the event of terminations resulting from any cause, and the Board may in other cases waive in whole or in part the forfeiture of an award of Restricted Stock. The number of shares of Restricted Stock granted to each Non-Employee Director each year will be determined in the discretion of the Board.

The maximum aggregate number of shares of common stock that may be authorized for issuance as Restricted Stock under the Non-Employee Director Plan is 60,000 shares. In addition, the total number of shares that may be outstanding as restricted stock under the Plans shall not exceed 10% of the total number of shares outstanding on the effective date of the Plans. Further, the amount of voting securities that would result from the exercise of all of the Applicant’s outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to the Non-Employee Director Plan and any other compensation plan of the Applicant, at the time of issuance shall not exceed 25% of the outstanding voting securities of the Applicant, provided, however, that if the amount of voting securities that would result from the exercise of all of the Applicant’s outstanding warrants, options, and rights issued to the Participants, together with any Restricted Stock issued pursuant to the Non-Employee Director Plan and any other compensation plan of the Applicant, would exceed 15% of the outstanding voting securities of the Applicant, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to the Non-Employee Director Plan and any other compensation plan of the Applicant, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Applicant. Any Restricted Stock granted pursuant to the Non-Employee Director Plan but that is forfeited pursuant to the terms of the Plan or an award agreement shall again be available under the Non-Employee Director Plan.

Under the Non-Employee Director Plan, the Board may modify, revise or terminate the Non-Employee Director Plan at any time and from time to time, subject to applicable requirements in (a) the Applicant’s articles of incorporation or by-laws and (b) applicable law and orders. The Board shall seek stockholder approval of any action modifying a provision of the Non-Employee Director Plan where it is determined that such stockholder approval is appropriate under the provisions of (a) applicable law or orders, or (b) the Applicant’s articles of incorporation or by-laws. Specifically, the Board shall seek stockholder approval to increase (i) the maximum amount of Restricted Stock that any Non-Employee Director can receive in any one year; and (ii) the total number of shares available under the Non-Employee Director Plan. In addition, no additional awards of Restricted Stock will be made, and the amounts proposed to be issued to Non-Employee Directors as set forth in this application cannot be changed, without prior approval from the Commission.

9 Section 57(o) provides that the term “required majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan or arrangement and a majority of such directors or general partners who are not interested persons of such company.

10 The Non-Employee Director Plan is attached for informational purposes only. The Applicant is solely responsible for the content of the Non-Employee Director Plan, and in any event of any conflict between the terms and conditions applicable to the requested Order (as described in Application, excluding Exhibit A) and the Non-Employee Director Plan, the former will govern the requested relief herein.

The Non-Employee Director Plan shall be administered by the compensation committee designated by the Board (the “Compensation Committee”), which is comprised of “non-employee directors” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of whom also is not an “interested person” of the Company within the meaning of Section 2(a)(19) of the Act. The Compensation Committee shall interpret the Non-Employee Director Plan and, to the extent and in the manner contemplated herein, shall exercise the discretion reserved to it hereunder. The Compensation Committee may prescribe, amend and rescind rules and procedures relating to the Non-Employee Director Plan and make all other determinations necessary for its administration. The decision of the Compensation Committee on any interpretation of the Non-Employee Director Plan or administration hereof, if in compliance with the provisions of the Act, regulations promulgated thereunder, and any exemptive relief granted by the Commission or the Commission staff, shall be final and binding with respect to the Applicant and the Non-Employee Directors.

Unless the Board expressly provides otherwise, if a Non-Employee Director holding shares of Restricted Stock ceases to be an eligible Non-Employee Director, any shares of Restricted Stock held by such Non-Employee Director or the Non-Employee Director’s Permitted Transferee (as defined below) that have not vested will be terminated and such shares will be returned to the Applicant and again be available for issuance under the Non-Employee Director Plan.

The Non-Employee Director Plan also provides that upon the occurrence of certain changes in the Applicant’s common stock, such as a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Applicant’s capital structure, the Board will make appropriate adjustments to the maximum number of shares that may be delivered under the Non-Employee Director Plan, to the maximum per-participant share limit and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to awards then outstanding or subsequently granted and any other provision of awards affected by such change.

While subject to forfeiture provisions, Restricted Stock shall not be transferable other than to the spouse or lineal descendants (including adopted children) of the Non-Employee Director, any trust for the benefit of the Non-Employee Director or the benefit of the spouse or lineal descendants (including adopted children) of the Non-Employee Director, or the guardian or conservator of the participant (“Permitted Transferees”).

Amendments required to be approved by the stockholders under the laws of Maryland, the Commission under the Act (including Section 61), the rules of any applicable stock exchange or national market system, or in order to comply with the exemptions set forth in Rule 16b-3 under the Exchange Act, will not be effective until so approved. All questions of interpretation with respect to the Non-Employee Director Plan and Restricted Stock granted thereunder will be determined by the Board. The Board will not make any material amendment to the Non-Employee Director Plan unless the Applicant receives an order from the Commission approving the terms of such amendment.

Applicant acknowledges that Restricted Stock granted under the Non-Employee Director Plan would have a dilutive effect on the shareholders’ equity of the Applicant, but, as further explained herein, believes that effect would be outweighed by the anticipated benefits of the Non-Employee Director Plan to the Applicant and its stockholders.

The Long Term Incentive Plan

The Long Term Incentive Plan, a copy of which is attached to this Application as Exhibit B,11 provides for grants of Restricted Stock and Options (collectively, “Plan Awards”), which are subject to certain vesting and forfeiture provisions.12

The maximum aggregate number of shares of common stock that may be authorized for issuance under the Long Term Incentive Plan pursuant to grants of Restricted Stock or the exercise of Options is 3,600,000 shares. The maximum number of shares of common stock for which any Employee Participant may be granted in a calendar year is 300,000 shares. In addition, under the Long Term Incentive Plan, no one person can be granted Restricted Stock relating to more than 25% of the shares of common stock available for issuance under the Long Term Incentive Plan. If any Award for any reason expires or otherwise terminates, in whole or in part, the shares of common stock, not acquired under the Award shall revert back to and again become available for issuance under the Long Term Incentive Plan.

Under the Long Term Incentive Plan, the Board may, subject to and consistent with the express provisions of the Long Term Incentive Plan (i) determine which of the persons eligible under the Long Term incentive Plan will be granted Plan Awards, and the terms and conditions of those Plan Awards, to the extent permitted by the requirements of the Act and any exemptive relief that may be granted by the Commission or other relief that may be granted by the staff of the Commission’s Division of Investment Management; (ii) construe and interpret the Long Term Incentive Plan and award agreements granted thereunder and correct defects, supply omissions, or reconcile inconsistencies therein; (iii) amend the Long Term Incentive Plan and Plan Awards thereunder; (iv) terminate or suspend the Long Term Incentive Plan; and (v) make all other decisions and determinations as the Board deems necessary or expedient to promote the best interest of the Applicant and that are not in conflict with the provisions of the Long Term Incentive Plan.

Unless the Board expressly provides otherwise, immediately upon the cessation of an Employee Participant’s continuous service that portion, if any, (i) of any Restricted Stock held by the Employee Participant or the Employee Participant’s Permitted Transferee that is not then vested will terminate and the unvested shares will be returned to the Applicant and will be available to be issued as Plan Awards under the Long Term Incentive Plan and (ii) of any Option held by an Employee Participant or such Employee Participant’s Permitted Transferee that is not yet exercisable will terminate and the balance will remain exercisable for the lesser of (x) a period of three months or (y) the period ending on the latest date on which such Option could have been exercised, and will thereupon terminate subject to certain provisions.

The Long Term Incentive Plan also provides that upon the occurrence of certain changes in the Applicant’s common stock, such as a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Applicant’s capital structure, the Board will make appropriate adjustments to the maximum number of shares that may be delivered under the Long Term Incentive Plan, to the maximum per-participant share limit, and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to Plan Awards then outstanding or subsequently granted, any exercise prices relating to Plan Awards and any other provision of Plan Awards affected by such change.

Plan Awards will not be transferable except for disposition by will or the laws of descent and distribution and shall be exercisable during the lifetime of the Employee Participant and only the Employee Participant. In addition, a Non-Statutory Stock Option shall also be transferable, to the extent provided by the Board, by gift to Permitted Transferee.

11 The 2019 Long Term Incentive Plan is attached for informational purposes only. The Applicant is solely responsible for the content of the Plan, and in any event of any conflict between the terms and conditions applicable to the requested Order (as described in Application, excluding Exhibit B) and the Plan, the former will govern the requested relief herein.

12 The Long Term Incentive Plan would permit Applicant to grant Restricted Stock Units, Other Stock-Based Awards, Performance Based Awards, or Dividend Equivalent Rights (each as defined in the Long Term Incentive Plan). However, Applicant is not seeking relief from the Commission to grant Restricted Stock Units, Other Stock-Based Awards, Performance Based Awards, or Dividend Equivalent Rights to all Participants at this time, and therefore will not grant any such units or awards unless and until Applicants seeks and receives the necessary exemptive relief from the Commission for such units or awards.

Amendments required to be approved by the stockholders under the laws of Maryland, the Commission under the Act (including Section 61), the rules of any applicable stock exchange or national market system, or in order to comply with the exemptions set forth in Rule 16b-3 under the Exchange Act, will not be effective until so approved. All questions of interpretation with respect to the Long Term Incentive Plan and Plan Awards granted thereunder will be determined by the Board. The Board will not make any material amendment to the Long Term Equity Incentive Plan unless the Applicant receives an order from the Commission approving the terms of such amendment.

Applicant acknowledges that Plan Awards granted under the Long Term Incentive Plan would have a dilutive effect on the shareholders’ equity of the Applicant, but, as further explained herein, believes that effect would be outweighed by the anticipated benefits of the Long Term Incentive Plan to the Applicant and its stockholders.

Applicant will comply with all disclosure requirements applicable to BDCs, including the amended disclosure requirements for executive officer and director compensation, related party transactions, director independence, and other corporate governance matters, and security ownership of officers and directors to the extent adopted and applicable to BDCs and Applicant.13

Applicable Law and Need for Relief

Section 63 makes applicable to BDCs the provisions of Section 23(a) generally prohibiting a registered closed-end investment company from issuing securities for services or for property other than cash or securities and of Section 23(b) generally prohibiting a registered closed-end investment company from selling any common stock of which it is the issuer at a price below the stock’s current net asset value, except with the consent of a majority of the company’s common stockholders or under certain other enumerated circumstances not applicable to the Plans. Section 63(2) provides that, notwithstanding Section 23(b), a BDC may sell any common stock of which it is the issuer at a price below the current net asset value of such stock and may sell warrants, options, or rights to acquire any such common stock at a price below the current net asset value of such stock if, (1) the holders of a majority of the BDC’s outstanding voting securities, and the holders of a majority of the BDC’s voting securities who are not affiliated persons of the BDC, approved the BDC’s policy and practice of making such sales of securities at the last annual meeting of stockholders within one year immediately prior to any such sale; (2) the Required Majority has determined that such sale would be in the best interests of the BDC and its stockholders; and (3) the Required Majority, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, has determined in good faith, and as of a time immediately prior to the first solicitation by or on behalf of such company of firm commitments to purchase such securities or immediately prior to the issuance of such securities that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities, less any distributing commission or discount.

Because Restricted Stock that would be granted under the Plans would not meet the terms of Section 63(2)(A) (i.e., the Plans will not be approved by the holders of a majority of the company’s outstanding voting securities that are not affiliated persons of the Applicant), Section 23(b) would prevent the issuance of Restricted Stock.

Section 57(a) proscribes certain transactions between a BDC and persons related to the BDC in the manner described in Section 57(b) (“57(b) persons”), absent a Commission order. Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the BDC is a joint participant absent such order. Rule 17d-1, made applicable to transactions subject to Sections 57(a)(4) by Section 57(i) to the extent the Commission has not adopted a rule under Section 57(a)(4), generally proscribes participation in a “joint enterprise or other joint arrangement or profit-sharing plan,” which includes, pursuant to paragraph 17d-1(c), a stock option or purchase plan. Employees and directors of a BDC are 57(b) persons. Thus, although a compensation plan involving grants of Restricted Stock is not specifically referred to by Section 57(a)(4) or Rule 17d-1, the issuance of shares of Restricted Stock could be deemed to involve a joint transaction involving a BDC and a 57(b) person in contravention of Section 57(a)(4).

13 See Executive Compensation and Related Party Disclosure, Securities Act Release No. 8655 (Jan. 27, 2006) (proposed rule); Executive Compensation and Related Party Disclosure, Securities Act Release No. 8732A (Aug. 29, 2006) (final rule and proposed rule), as amended by Executive Compensation Disclosure, Securities Act Release No. 8756 (Dec. 22, 2006) (adopted as interim final rules with request for comments).

Section 6(c) provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provision of the Act, if and to the extent that the exemption is necessary or appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 57(a)(4) and Rule 17d-l provides that the Commission may, by order upon application, grant relief under Section 57(a)(4) and Rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans. Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the BDC in such enterprise, arrangement, or plan is consistent with the policies and purposes of the Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicant’s Legal Arguments

The Commission and Congress have recognized the need for certain types of investment companies, including closed-end investment companies and BDCs, to be able to offer their employees and non-employee directors equity-based compensation. Applicant believes that its ability to offer equity-based compensation in the form of the Restricted Stock is necessary for Applicant to recruit and retain management talent and align that talent with the interests of its stockholders. Thus, Applicant believes that its request for an Order is consistent with the policies underlying the provisions of the Act permitting the use of equity compensation by BDCs as well as prior exemptive relief granted by the Commission.

Similarity to Issuances Currently Permitted under the Act

Congress recognized the importance of equity-based compensation as a means of attracting and retaining qualified management personnel, including Non-Employee Directors, in the Small Business Investment Incentive Act of 1980 (the “1980 Amendments”). Section 61, enacted as part of the 1980 Amendments, permits BDCs to issue to their directors, officers, employees, and general partners warrants, options, and rights to purchase voting securities of such companies pursuant to executive compensation plans in compliance with certain conditions.14 Applicant believes that the issuance of Restricted Stock to Applicant’s Employee Participants and Non-Employee Directors, for purposes of investor protection under the Act, is substantially similar to what is currently permitted under Section 61.

Applicant is not aware of any specific discussion in the legislative history of the 1980 Amendments regarding the use of direct grants of stock as incentive compensation; however, the legislative history recognizes the crucial role that equity-based compensation played in the operation of a private equity fund and its ability to attract and retain employees. Congress endowed BDCs with the ability to issue derivative securities to employees in order to ensure that BDCs would be able to compete for skilled personnel in light of compensation practices as they existed in 1980. In the late 1970s, direct grants of stock were not a widely used form of compensation. In fact, publications in the late 1970s indicate that it was stock options — which the 1980 Amendments made permissible for use by BDCs — that were the most widely used type of incentive compensation.15

14 See Section 61(a)(4)(B) of the Act.

15 See “Successors to the Qualified Stock Option” Harvard Business Review (Jan./Feb. 1978) stating: “Stock options predominate among the long-term incentives for executives” and “Restricted stock, once widely used in executive compensation, declined in popularity after the 1969 tax law changes and is now a rarity.” See also “Annual Survey of Executive Compensation” Business Week (May 14, 1979) stating: “Most companies still use stock option grants and appreciation rights as their predominant incentives.”

Prior Commission Orders Relating to Compensation for Employees and Non-Employee Directors

Applicant notes that the relief requested herein is substantially similar to relief contained in orders issued by the Commission to Sutter Rock Capital Corp.,16 Hercules Capital, Inc.17 and Equus Total Return, Inc.18

Order Relating to the Use of Restricted Stock by a BDC

The important role that restricted stock can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to BDCs.

Sutter Rock Capital Corp. On June 16, 2020, the Commission issued an order granting Sutter Rock Capital Corp. (“Sutter Rock”) relief under Sections 6(c), 23(a), 23(b), 57(a)(4), 57(i) and 63 and Rule 17d-1 (the “Sutter Rock Order”). The Sutter Rock Order permits Sutter Rock (i) to issue restricted shares of its common stock as part of the compensation package for certain of its employees, officers and all directors, including non-employee directors, (ii) to withhold shares of its common stock or purchase shares of its common stock from certain of its employees, officers and all directors, including non-employee directors, to satisfy tax withholding obligations relating to the vesting of restricted shares of its common stock or the exercise of options to purchase shares of its common stock, and (iii) permit employees, officers and directors to pay the exercise price of options that will be granted to them pursuant to the plan with shares of common stock.19

Hercules Capital, Inc. On January 30, 2019, the Commission issued an order granting Hercules Capital, Inc. (“Hercules Capital”) relief under Sections 6(c), 23(a), 23(b), 23(c), 57(a)(4), 57(i) and 63 and Rule 17d-1 (the “Hercules Capital Order”). The Hercules Capital Order permits Hercules Capital (i) to issue restricted shares of its common stock as part of the compensation package for certain of its employees, officers, and directors, including non-employee directors, (ii) to withhold shares of its common stock or purchase shares of its common stock from employees, officers, directors, and non-employee directors to satisfy tax withholding obligations relating to the vesting of restricted shares or the exercise of options, and (iii) permit employees, officers, and directors to pay the exercise price of options that will be granted to them pursuant to the plan with shares of common stock.20

Triangle Capital Corporation. On March 21, 2013, the Commission issued an amended order granting Triangle relief under Sections 6(c), 23(a), 23(b), 57(a)(4), 57(i), and 63 and Rule 17d-1 (the “Amended Triangle Order”). The Amended Triangle Order increases the number of restricted shares of common stock Triangle can issue to its non-employee directors.21

Harris & Harris Group, Inc. On April 3, 2012, the Commission issued an order granting Harris & Harris Group, Inc. (“Harris & Harris”) relief under Sections 6(c), 23(a), 23(b), 57(a)(4), 57(i) and Rule 17d-1 (the “Harris & Harris Order”). The Harris & Harris Order permits Harris & Harris, a BDC, (i) to issue restricted stock pursuant to its equity-based employee and director compensation plan; (ii) to withhold shares of common stock or purchase shares of common stock from directors, officers, and other employees to satisfy tax withholding obligations; and (3) to allow such individuals to pay the exercise price of Options that were granted to them pursuant to a predecessor plan.22

Medallion Financial Corp. On April 26, 2010, the Commission issued an order granting Medallion Financial Corp. (“Medallion”) relief under Sections 6(c), 23(a), 23(b), 57(a)(4), 57(i), and 63 and Rule 17d-1 (the “Medallion Order”). The Medallion Order permits Medallion, a BDC, to issue restricted shares of its common stock, pursuant to an equity compensation plan, as part of compensation packages for certain of its employees and certain employees of its wholly owned subsidiaries.23

16 Sutter Rock Capital Corp., Investment Company Act Release No. 33894 (June 16, 2020).

17 Hercules Capital Inc., Investment Company Act Release No. 33360 (Jan. 30, 2019).

18 Equus Total Return, Inc., Investment Company Act Release No. 32421 (Jan. 10, 2017).

19 Sutter Rock Capital Corp., Investment Company Act Release No. 33894 (June 16, 2020).

20 Hercules Capital Inc., Investment Company Act Release No. 33360 (Jan. 30, 2019).

21 Triangle Capital Corporation, Investment Company Act Release No. 30432 (March 21, 2013).

22 Harris & Harris Group, Inc., Investment Company Act Release No. 30027 (April 3, 2012).

23 Medallion Financial Corp., Investment Company Act Release No. 29258 (April 26, 2010).

Triangle Capital Corporation. On March 18, 2008, the Commission issued an order granting Triangle Capital Corporation (“Triangle”) relief under Sections 6(c), 57(a)(4) and 57(i) and Rule 17d-1 (the “Triangle Order”). The Triangle Order permits Triangle, a BDC, to issue restricted stock pursuant to its equity-based employee and director compensation plan.24

Main Street Capital Corporation. On January 16, 2008, the Commission issued an order granting Main Street Capital Corporation and certain affiliated entities relief under Sections 6(c), 57(a)(4) and 57(i) and Rule 17d-1 (the “Main Street Order”). The Main Street Order permits Main Street Capital Corporation and certain affiliated entities to issue restricted stock pursuant to its equity-based employee compensation plan.25

MCG Capital Corporation. On April 4, 2006, the Commission issued an order granting MCG Capital Corporation (“MCG Capital”) relief under Sections 6(c), 57(a)(4) and 57(i) and Rule 17d-1 (the “MCG Order”). The MCG Order permits MCG Capital Corporation, a BDC, to issue restricted stock pursuant to its equity-based employee and director compensation plans.26

Orders Relating to Use of Equity-Based Compensation by Internally Managed Closed-End Investment Companies

The important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to internally managed closed-end investment companies.

Baker, Fentress & Company and Adams Express Company, et al. In 1998, the Commission issued an order granting Baker, Fentress & Company exemptive relief from Sections 17(a) and (d), 18(d), and 23(a), (b), and (c) and Rule 17d-1. More recently, in 2005, the Commission issued a similar order granting Adams Express Company and Petroleum and Resources Corporation (“Adams Express”) exemptive relief from Sections 17(d), 18(d), and 23(a), (b), and (c) and Rule 17d-1. These orders permitted the companies to implement broad equity-based compensation plans that included the issuance of restricted stock to their employees.27

Although each of the plans permitted under the Adams Express Order and Baker Fentress Order provides a distinct method of providing for equity-based compensation, the fundamental purpose of each is similar; awarding individuals equity-based compensation for competitive purposes, and each was deemed ultimately to benefit the stockholders of the underlying investment company. Importantly, relief in each of the above cases was granted to closed-end funds that had not elected BDC status and, thus, were not within the class of entities that, like Applicant, Congress had determined should be allowed to issue equity compensation to officers, employees and directors.

24 In the Matter of Triangle Capital Corporation, Investment Company Act Release No. 28196 (March 18, 2008).

25 Main Street Capital Corporation, Investment Company Act Release No. 28120 (January 16, 2008).

26 MCG Capital Corporation, Investment Company Act Release No. 27280 (April 4, 2006).

27 See Baker, Fentress & Company, Investment Company Act Release No. 23619 (Dec. 22, 1998) and Adams Express Company, et. al, Investment Company Act Release No. 26780 (March 8, 2005) (the “Adams Express Order”). Applicant notes that, in each of their respective applications, Adams Express and Baker Fentress cited the legislative history of the 1980 Amendments as standing for the idea that Congress had recognized the importance of equity-based compensation as a means of attracting and retaining qualified management personnel. Both Adams Express and Baker Fentress received orders from the Commission permitting the issuance of equity-based compensation, including direct grants of stock. Baker Fentress and Adams Express were also granted relief to issue stock options to their Non-Employee Directors.

Standards for Exemption under Section 6(c)

Section 6(c), which governs Applicant’s request for exemptive relief from Section 23 provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act’s policy and provisions.28

Necessary or Appropriate in the Public Interest

As indicated above, both the Commission and Congress have long recognized the importance of equity-based compensation in attracting and retaining qualified personnel. Applicant submits that maintaining the ability of a BDC that identifies, invests in and actively works with early stage growth oriented companies to attract and retain highly qualified personnel is in the public interest, including the interests of Applicant’s stockholders. Applicant competes for talent with commercial banks, investment banks, and other publicly traded companies that also are not investment companies registered under the Act and are not subject to the limitations of the Act. These organizations are able to offer all types of equity-based compensation to their employees and directors, including restricted stock, and, therefore, have an advantage over Applicant and its subsidiaries in attracting and retaining highly qualified personnel. For Applicant to compete on a more equal basis with such organizations, it must be able to attract and retain talented personnel and offer them comparable compensation packages.

With respect to Applicant’s primary competition, private equity funds, Applicant has proportionately greater overhead unrelated to its investment personnel and therefore cannot pay total salaries and bonuses as high as those of its competition without increasing its total overhead. Availability of Restricted Stock would enable Applicant to substitute Restricted Stock for overall cash compensation, and compensate for the loss of the carried interest that our investment professionals would receive at a private equity firm, among other things. The Plans will enhance the ability of Applicant to compensate its personnel and Non-Employee Directors competitively, while also aligning the interests of its personnel and Non-Employee Directors with the success of the company and the interests of its stockholders and preserving cash for further investment.

Consistency with the Protection of Investors

Investors will be protected to at least the same extent that they are currently protected under Section 61(a)(4). The Plans will be approved by stockholders in accordance with Section 61(a)(4)(A)(iv). A proxy statement submitted to Applicant’s stockholders will contain a concise “plain English” description of the Plans and their potential dilutive effect. If a Plan is not approved by stockholders, it will not be implemented. Furthermore, each grant of Restricted Stock will be approved by the Required Majority on the basis that the issuance is in the best interests of Applicant and its stockholders. Applicant is subject to the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies relating to the accounting for and disclosure of the Restricted Stock, and the Securities Exchange Act of 1934 (“Exchange Act”) requirements relating to executive compensation disclosure.

Based on the manner in which the issuance of Restricted Stock pursuant to the Plans will be administered, the Restricted Stock will be no more dilutive than if Applicant were to issue only Options to Employee Participants, as is permitted by Section 61(a)(4). Because it takes fewer shares of Restricted Stock, as compared with Options, to compensate an employee at the same level, the number of shares of Restricted Stock awarded would be fewer than the number of shares on which an employee would have to be given an Option. Furthermore, there is a limit on the total number of shares that Applicant can issue under the Plans. Applicant acknowledges that awards granted under the Plans may have a dilutive effect on the stockholders’ equity per share in Applicant, but believes that effect would be outweighed by the anticipated benefits of the Plans to Applicant and its stockholders.

28 We note that the staff has previously stated that it would not recommend enforcement action to the Commission under Section 23(a) if closed-end funds directly compensate their directors with fund shares, provided that the directors’ services are assigned a fixed dollar value prior to the time that the compensation is payable. Statement of Staff Position, Interpretive Matters Concerning Independent Directors of Investment Companies (Oct. 14, 1999).

Section 61(a)(4) provides that the amount of voting securities that would result from the exercise of all of a BDC’s outstanding warrants, options, or rights, at the time of issuance, may not exceed 25 percent of the outstanding voting securities of such BDC, except that if the amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights issued to such BDC’s directors, officers, and employees, would exceed 15 percent of the outstanding voting securities of such BDC, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, at the time of issuance shall not exceed 20 percent of the outstanding voting securities of such BDC. Under the Plans, the maximum amount of Restricted Stock that may be outstanding at any particular time will be ten percent of the Applicant’s voting securities. For purposes of determining Applicant’s compliance with the limits in Section 61(a)(4), Applicant will treat Restricted Stock issued under the Plans as voting securities that would result from the exercise of all outstanding warrants, options and rights issued to directors, officers and employees.29

Consistency with the Purposes of the Act

As indicated earlier, Applicant is at a disadvantage in competing with other financial services companies, particularly private equity firms, in attracting and retaining management personnel because it cannot offer shares of the company in the form of Restricted Stock as part of a compensation plan that would have a long-term capital gain component and its overhead associated with being publicly held reduces the cash compensation it can pay to its employees. In addition, Applicant believes it also competes directly for experienced executives and other professionals with other public companies and non-public companies, many of which offer restricted stock as part of their equity incentive plans.

The Commission previously recognized the problem of restricting equity compensation in the context of small business investment companies in 1971 and granted a limited exemption from the Act’s provisions to permit them to issue qualified stock options. Congress amended the Act in 1980 to permit BDCs also to issue warrants, options, and rights subject to certain conditions and limitations. The Commission again recognized these problems in the context of closed-end investment companies in 1985 and granted a limited exemption from the Act’s provisions to permit certain internally managed closed-end investment companies to issue incentive stock options. In 1998, the Commission issued the Baker Fentress Order and in 2005, the Commission issued the Adams Express Order, both Orders permitting numerous types of equity compensation, including the issuance of restricted stock by a registered closed-end investment company. Finally, the SEC issued the MCG Order, the Main Street Order and Triangle Order permitting BDCs to issue restricted stock. In each of these instances, it was found that equity compensation would not offend the Act’s policies and purposes.

In the present case, Applicant is requesting that it be allowed to issue Restricted Stock in a similar manner. Applicant notes if the Order is granted, it would be subject to greater restrictions as to the number of shares of Restricted Stock that may be issued as compared to the number of Options. The Commission has, by way of exemptive order, permitted other BDCs to issue restricted stock to employees and directors and numerous BDCs to issue warrants, options and rights to purchase to directors.

Applicant further submits that the Plans would not violate the purposes behind Sections 23(a) and (b). The concerns underlying the enactment of those provisions included (i) preferential treatment of investment company insiders and the use of options and other rights by insiders to obtain control of the investment company; (ii) complication of the investment company’s structure that made it difficult to determine the value of the company’s shares; and (iii) dilution of stockholders’ equity in the investment company.30

The Restricted Stock element of the Plans does not raise concerns about preferential treatment of Applicant’s insiders because this element is a bona fide compensation plan of the type that is common among corporations generally, and that is contemplated by Section 61 and approved by the Commission in the orders given to MCG Capital, Main Street, Triangle, Baker Fentress and Adams Express. Applicant also asserts that the issuance of Restricted Stock would not become a means for insiders to obtain control of Applicant because the maximum amount of Restricted Stock that may be issued under the Plans at any one time will be ten percent of the outstanding shares of common stock of Applicant.

29 For purposes of calculating compliance with this limit, the Applicant will count as Restricted Stock all shares of its common stock that are issued under the Plans less any shares that are forfeited back to the Applicant and cancelled as a result of forfeiture restrictions not lapsing.

30 Capital Southwest Corporation, Investment Company Release No. 29491 (October 26, 2010).

Applicant further states that the Restricted Stock feature will not unduly complicate Applicant's capital structure because equity-based incentive compensation arrangements are widely used among corporations and commonly known to investors. Applicant also states that on an ongoing basis it will comply with the proxy disclosure requirements in Item 10 of Schedule 14A under the Exchange Act. Applicant further notes that the Plans will be disclosed to investors in accordance with the requirements of the Form N-2 registration statement for closed-end investment companies and the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies. Applicant thus concludes that the Plans will be adequately disclosed to investors and appropriately reflected in the market value of Applicant’s shares. Applicant states that its stockholders will be further protected by the conditions to the requested order that assure continuing oversight of the operation of the Plans by the Board.

Standards for an Order under Rule 17d-1

Rule 17d-l, made applicable to BDCs by Section 57(i), provides that the Commission may, by order upon application, grant relief under Section 57(a)(4) and Rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans. Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the BDC in such enterprise, arrangement or plan is consistent with the policies and purposes of the Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Consistency with the Act’s Policies and Purposes

The arguments as to why the Plans are consistent with the Act are almost identical to the standards for exemptions under Section 6(c) and have been set forth above. Additionally, Section 57(j)(1) expressly permits any director, officer or employee of a BDC to acquire warrants, options and rights to purchase voting securities of such BDC, and the securities issued upon the exercise or conversion thereof, pursuant to an executive compensation plan which meets the requirements of Section 61(a)(4)(B). Applicant submits that the issuance of Restricted Stock pursuant to the Plans poses no greater risk to stockholders than the issuances permitted by Section 57(j)(1).

Differences in Participation

Applicant’s role is necessarily different from that of other Participants in the Plans since the other Participants in the Plans are its directors, officers and employees. Since the Applicant and the Employee Participants are in an employer/employee relationship, their respective rights and duties are different and not comparable. Likewise, the respective rights and duties of the Applicant and its Non-Employee Directors are different and not comparable. However, Applicant’s participation with respect to the Plans will not be “less advantageous” than that of the Participants. Applicant, either directly or indirectly, is responsible for the compensation of the Participants; the Plans are simply Applicant’s chosen method of providing such compensation. Moreover, Applicant believes that the Plans will benefit Applicant by enhancing its ability to attract and retain highly qualified personnel. The Plans, although benefiting the Participants and the Applicant in different ways, are in the interest of the Applicant’s stockholders, because it will help align the interests of Applicant’s employees with those of its stockholders, which will encourage conduct on the part of those employees designed to produce a better return for Applicant’s stockholders.

Applicant’s Conditions with Respect to Issuance of Restricted Stock

Applicant agrees that the order granting the requested relief will be subject to the following conditions:

1.	The Plans will be authorized by Applicant’s stockholders.

2.	Each issuance of Restricted Stock to an Employee Participant or Non-Employee Director will be approved by the Required Majority of Applicant’s directors on the basis that such grant is in the best interest of Applicant and its stockholders.

3.	The amount of voting securities that would result from the exercise of all of the Applicant’s outstanding warrants, options and rights, together with any Restricted Stock issued pursuant to the under the Plans, at the time of issuance shall not exceed 25% of the outstanding voting securities of the Applicant, except that if the amount of voting securities that would result from the exercise of all of the Applicant’s outstanding warrants, options and rights issued to the Applicant’s directors, officers and employees, together with any Restricted Stock issued pursuant to the Plans, would exceed 15% of the outstanding voting securities of the Applicant, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options and rights, together with any Restricted Stock issued pursuant to the Plans, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Applicant.

4.	The amount of Restricted Stock issued and outstanding will not at the time of issuance of any shares of Restricted Stock exceed ten percent of Applicant’s outstanding voting securities.

5.	The Board will review the Plans at least annually. In addition, the Board will review periodically the potential impact that the issuance of Restricted Stock under the Plans could have on Applicant’s earnings and net asset value per share, such review to take place prior to any decisions to grant Restricted Stock under the Plans, but in no event less frequently than annually. Adequate procedures and records will be maintained to permit such review. The Board will be authorized to take appropriate steps to ensure that the issuance of Restricted Stock under the Plans will be in the best interest of Applicant’s stockholders. This authority will include the authority to prevent or limit the granting of additional Restricted Stock under the Plans. All records maintained pursuant to this condition will be subject to examination by the Commission and its staff.

IV.	TAX WITHHOLDING OBLIGATIONS AND PARTICIPANTS TO PAY THE EXERCISE PRICE OF OPTIONS WITH STOCK ALREADY OWNED

Requested Order

Applicant requests an order of the Commission for relief under Section 23(c) to permit Applicant to withhold shares of its common stock or purchase shares of Applicant’s common stock from participants to satisfy tax withholding obligations related to the vesting of Restricted Stock or the exercise of Options to purchase shares of Applicant’s common stock that will be granted pursuant to the Long Term Incentive Plan. In addition, Applicant requests an exemption from Section 23(c) to permit participants to pay the exercise price of Options to purchase shares of Applicant’s common stock that will be granted to them pursuant to the Long Term Incentive Plan with shares of Applicant’s stock.

Tax Consequences of Restricted Stock

Generally, a grant under the Plans of Restricted Stock will not result in taxable income to the recipient for U.S. federal income tax purposes at the time of the grant. Instead, the value of the Restricted Stock will generally be taxable to the recipient as ordinary income in the years in which the restrictions on the shares lapse. Such value will be the fair market value of the shares on the dates the restrictions lapse. Any recipient, however, may elect pursuant to Section 83(b) of the Code to treat the fair market value of the shares on the date of grant as ordinary income in the year of the grant, provided the recipient makes the election within 30 days after the date of the grant. Generally, participants forego such elections in order to avoid the risk of being taxed on compensation they never realize, either because they forfeit the Restricted Stock or the value of the Restricted Stock drops prior to vesting.

On the date the Restricted Stock vests (assuming no Section 83(b) election has been made), the shares are released to the Participant and available for sale or transfer (subject to the Applicant’s share retention guidelines). In accordance with the applicable regulations of the IRS, the Applicant requires the recipient to pay to it an amount sufficient to satisfy withholding taxes in respect of such compensation income at the time the restrictions on the shares lapse or the recipient makes a Section 83(b) election. Where the cumulative withholding for all employees exceeds $100,000, the amounts withheld generally must be deposited with the IRS by the next business day, therefore procedures generally must be implemented to collect the withholding from employees on the vesting date itself or as soon as possible thereafter. In lieu of receiving a cash payment or withholding other compensation from a participant, typically a stock plan will provide for withholding of shares equal in value at the vesting date to the monetary amount of the company’s withholding obligation, sometimes referred to as a “net share settlement.” In this scenario, shares with value equal to the tax payment are withheld from the award and may be returned to the plan reserve, if permitted under the terms of the plan or award agreement. If the Applicant withholds shares to satisfy this withholding tax obligation, instead of cash, the recipient nonetheless will be required to include in income the fair market value of the shares withheld.

The Plans incorporate this concept of “net share settlement.” Specifically, the Plans provide that Applicant has the right to withhold stock (in whole or in part) from any award of Restricted Stock to satisfy all withholding tax obligations. However, no such withholding of shares will take place except pursuant to written assurance from the staff of the Commission or exemptive relief from the Commission.

Tax Consequences of Stock Option Awards

Non-Statutory Stock Options may be granted under the Long Term Incentive Plan. Non-Statutory Stock Options granted under the Long Term Incentive Plan will not be taxable to a recipient at the time of grant. Upon the exercise of a Non-Statutory Stock Option, the amount by which the fair market value of the shares of the Applicant’s common stock received, determined as of the date of exercise, exceeds the exercise price will be treated as ordinary income to the recipient of the option in the year of exercise. In accordance with applicable regulations of the IRS, Applicant requires the optionee to pay to it an amount sufficient to satisfy taxes required to be withheld in respect of such compensation income at the time of the exercise of the option. If Applicant withholds shares to satisfy this withholding tax obligation, instead of cash, the optionee nonetheless will be required to include in income the fair market value of the shares withheld. When the optionee sells the shares of common stock received upon exercise of the Non-Statutory Stock Option, he or she will generally recognize a capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold) in an amount equal to the difference between the amount realized upon the sale of the shares and his or her basis in the shares (i.e., the exercise price plus the amount taxed to the optionee as compensation income).

Applicable Law and Need for Relief

Section 23(c), which is made applicable to BDCs by Section 63, generally prohibits a BDC from purchasing any securities of which it is the issuer except in the open market pursuant to tenders, or “under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” No rule addresses “purchases” by a BDC in the circumstances described in this Application. Thus, to the extent that the transactions between Applicant and the Participants described in this Application with respect to the Plans constitute “purchases” by Applicant of its own securities, Section 23(c) would prohibit these transactions.

Applicant’s Legal Arguments

Section 23(c)(3) permits a BDC to purchase securities of which it is the issuer “under such . . . circumstances as the Commission may permit by . . . orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” As noted above, the transactions between Applicant and the participants described in this Application with respect to the Plans may entail “purchases” by Applicant of its own securities within the meaning of Section 23(c). However, the Applicant submits that any such purchases will be made in a manner that does not unfairly discriminate against Applicant’s other stockholders. In that regard, Applicant will use the closing sales price of its shares of common stock on any applicable stock exchange or national market system on which its shares may be listed as the “fair market value” of its common stock under the Plans (i.e., the public market price on the date of grant of Restricted Stock and the date of grant of Options). The shares of the Applicant’s common stock used to satisfy tax withholding will be valued based on the current fair market value on the date of the transaction. Because all of the transactions between the Applicant and the participants described in this Application with respect to the Plans will take place at the public market price for the Applicant’s common stock, these transactions will not be significantly different than could be achieved by any stockholder selling in a transaction on any applicable stock exchange or national market system on which its shares of common stock may be listed. Moreover, these transactions may be made only as permitted by the Plans, which will be approved by the Applicant’s stockholders prior to any application of the relief. These transactions permit Applicant to deliver only shares net of the required tax withholding to the award recipients, thereby reducing the number of shares issued in connection with awards granted under the Plans. The resulting reduction in dilution using these transactions should benefit all of Applicant’s stockholders. Finally, without the relief sought hereby, Applicant’s executives and employees may be forced to sell more shares in the open market or a portion of the non-cash awards that vest or are delivered under the Plans to satisfy their tax withholding obligations. A large influx of Applicant shares into the open market over a short period of time would not be beneficial to the Applicant’s stockholders. No transactions will be conducted pursuant to the requested Order on days where there are no reported market transactions involving Applicant’s shares. Moreover, the withholding provisions in the Plans do not raise concerns about preferential treatment of Applicant’s insiders because each Plan is a bona fide compensation plan of the type that is common among corporations generally. Finally, the vesting schedule is determined at the time of the initial grant of the Restricted Stock and the option exercise price is determined at the time of the initial grant of the Options.

In light of the foregoing, Applicant believes that the requested relief meets the standards of Section 23(c)(3). Moreover, the important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to certain types of investment companies, including closed-end investment companies, small business investment companies and BDCs. Applicant believes that its request for an Order is consistent with the policies underlying the provisions of the Act permitting the use of equity compensation as well as prior exemptive relief granted by the Commission for relief under Section 23(c).

Precedent

The Commission has previously granted exemptive relief from Section 23(c) to BDCs in substantially similar circumstances, and, in particular, the Commission previously granted substantially similar relief to Sutter Rock Capital Corp.,31 Hercules Capital Inc.,32 to Newtek Business Services Corp,33 to Equus Total Return, Inc.34 and to Capital Southwest Corporation.35 Additionally, on April 3, 2012, the Commission issued an order for an exemption from Section 23(c) to permit Harris & Harris to withhold shares of its common stock from participants and to permit participants to pay the exercise price of options that were granted to them pursuant to a predecessor plan with shares of common stock.36 On April 20, 2010, the Commission issued an order for an exemption from Section 23(c) permitting MCG Capital to withhold shares of its common stock or purchase shares of its common stock from the participants to satisfy tax withholding obligations related to the vesting of Restricted Stock that were or will be granted pursuant to its incentive compensation plans.37 On May 5, 2009, the Commission issued an order granting Triangle exemptive relief from Section 23(c) in connection with withholding obligations related to vesting Restricted Stock and option exercises, and the payment of an option exercise price with shares of common stock already held by the participant.38

Additionally, in 1998, the Commission issued Baker Fentress and Adams Express exemptive relief from Section 23(c) in connection with the payment of a stock option exercise price with previously acquired stock.

Because the exemptive relief sought by this Application is substantially identical to those in a number of orders granted by the Commission permitting comparable arrangements, including the orders issued to Triangle and MCG Capital discussed above, Applicant respectfully requests that the Commission grant the exemptive relief requested by this Application.

In addition, it is important to highlight that that stock withholding provisions and the other provisions contained in the Plans described in this Application are common features found in the equity compensation plans of many public companies not regulated under the Act with which the Applicant competes for personnel resources.

31 Sutter Rock Capital Corp., Investment Company Act Release No. 33894 (June 16, 2020).

32 Hercules Capital, Inc., Investment Company Act Release No. 33360 (Jan. 30, 2019).

33 Newtek Business Services Corp., Investment Company Act Release No. 32109 (May 10, 2016).

34 Equus Total Return, Inc., Investment Company Act Release No. 32421 (Jan 10, 2017).

35 Capital Southwest Corporation, Investment Company Act Release No. 32787 (Aug. 22, 2017).

36 Harris & Harris Group, Inc., Investment Company Act Release No. 30027 (April 3, 2012).

37 See MCG Capital Corporation, Investment Company Act Release No. 29210 (April 20, 2010).

38 See Triangle Capital Corporation, Investment Company Act Release No. 28718 (May 5, 2009).

Accordingly, Applicant respectfully requests that the Commission issue an order under Section 23(c) to permit (1) Applicant to withhold shares of its common stock or purchase shares of Applicant’s common stock from Participants to satisfy tax withholding obligations related to the vesting of Restricted Stock or the exercise of Options to purchase shares of Applicant’s common stock that were granted will be granted pursuant to the Long Term Incentive Plan, and (2) Participants to pay the exercise price of Options to purchase shares of Applicant’s common stock that were will be granted to them pursuant to the Long Term Incentive Plan with shares of Applicant’s stock.

V.	CONCLUSION

For the reasons set forth above, Applicant believes that granting an exemption from the above provisions would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. It would not involve any overreaching and the terms are fair and reasonable.

VI.	PROCEDURAL MATTERS

Communications

Please address all communications concerning this Application and the Notice and Order to:

Steven L. Brown

Chief Executive Officer

Trinity Capital Inc.

3075 West Ray Road, Suite 525

Chandler, Arizona 85226

sstanton@trincapinvestment.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Cynthia M. Krus, Esq.
Stephani M. Hildebrandt, Esq.
Anne G. Oberndorf, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street NW, Suite 700
Washington, DC 20001

Authorizations

The verification required by Rule 0-2(d) under the Act is attached as Exhibit C. The filing of this Application has been specifically authorized by a resolution of the Board of Directors of Applicant dated October 17, 2019. A copy of this resolution, which remains in full force and effect, is attached to this Application as Exhibit D.

Applicant has caused this Application to be duly signed on its behalf on the 6th day of January, 2021.

TRINITY CAPITAL INC.

By:	/s/ Steven L. Brown
Steven L. Brown
Chief Executive Officer

EXHIBIT A

Trinity Capital Inc.

2019 NON-EMPLOYEE Director Restricted Stock Plan

1. PURPOSE OF THE PLAN

The purpose of this Trinity Capital Inc. 2019 Non-Employee Director Restricted Stock Plan (this “Plan”) is to advance the interests of Trinity Capital Inc. (the “Company”) by providing to members of the Company’s Board of Directors who are not employees of the Company (“Non-Employee Directors”) additional incentives, to the extent permitted by law, to exert their best efforts on behalf of the Company, and to provide a means to attract and retain persons of outstanding ability to the service of the Company. It is recognized that the Company’s efforts to attract or retain these individuals will be facilitated with this additional form of compensation.

2. ADMINISTRATION

This Plan shall be administered by the Compensation Committee (the “Committee”) of the Company’s Board of Directors (“Board”), which is comprised solely of directors who are not interested persons of the Company within the meaning of Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “Act”). The Committee shall interpret this Plan and, to the extent and in the manner contemplated herein, shall exercise the discretion reserved to it hereunder. The Committee may prescribe, amend and rescind rules and procedures relating to this Plan and make all other determinations necessary for its administration. The decision of the Committee on any interpretation of this Plan or administration hereof, if in compliance with the provisions of the Act and regulations promulgated thereunder, shall be final and binding with respect to the Company and the Non-Employee Directors.

3. SHARES SUBJECT TO THE PLAN

The shares subject to this Plan shall be shares of the Company’s common stock, par value $0.001 per share (“Shares”). Subject to the provisions hereof concerning adjustment, the total number of Shares that may be awarded as restricted stock under this Plan shall not exceed sixty thousand (60,000) Shares. Any Shares that were granted pursuant to an award of restricted stock under this Plan but that are forfeited pursuant to the terms of the Plan or an award agreement shall again be available under this Plan. Shares used for tax withholding shall not again be available under this Plan. Shares may be made available from authorized, un-issued or reacquired stock or partly from each.

4. AWARDS

(A) Non-Employee Directors may, in the discretion of the Board, each receive a grant of shares of restricted stock at or about the beginning of each one-year term of service on the Board, for which forfeiture restrictions will lapse at the end of that year; provided that the Board may provide in any award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to restricted stock will be waived in whole or in part in the event of terminations resulting from any cause, and the Board may in other cases waive in whole or in part the forfeiture of restricted stock. The number of shares of restricted stock granted to each Non-Employee Director each year will be determined in the discretion of the Board.

(B) All restricted stock granted under this Plan will be evidenced by an agreement. The agreement documenting the award of any restricted stock granted pursuant to this Plan shall contain such terms and conditions as the Committee shall deem advisable, including but not limited to the lapsing of forfeiture restrictions. Agreements evidencing awards made to different participants or at different times need not contain similar provisions. In the case of any discrepancy between the terms of this Plan and the terms of any award agreement, the Plan provisions shall control.

(C) Holders of restricted stock shall have all the rights of a holder upon issuance of the restricted stock award including, without limitation, voting rights and the right to receive dividends.

5. LIMITATIONS ON RESTRICTED STOCK AWARDS

Grants of restricted stock awards shall be subject to the following limitations:

(A) The total number of shares that may be outstanding as restricted stock under all of the Company’s compensation plans shall not exceed ten (10) percent of the total number of shares outstanding on the effective date of the Plan and the Company’s 2019 Long Term Incentive Plan (together, the “Plans”) plus 10% of the number of shares of stock issued or delivered by the Company (other than pursuant to compensation plans) during the term of the Plans.

(B) The amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights, together with any restricted stock issued pursuant to this Plan and any other compensation plan of the Company, at the time of issuance shall not exceed twenty-five (25) percent of the outstanding voting securities of the Company, provided, however, that if the amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights issued to the Company’s directors, officers, and employees, together with any restricted stock issued pursuant to this Plan and any other compensation plan of the Company, would exceed fifteen (15) percent of the outstanding voting securities of the Company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with any restricted stock issued pursuant to this Plan and any other compensation plan of the Company, at the time of issuance shall not exceed twenty (20) percent of the outstanding voting securities of the Company.

6. TRANSFERABILITY OF RESTRICTED STOCK

While subject to forfeiture provisions, restricted stock shall not be transferable other than to the spouse or lineal descendants (including adopted children) of the participant, any trust for the benefit of the participant or the benefit of the spouse or lineal descendants (including adopted children) of the participant, or the guardian or conservator of the participant (“Permitted Transferees”).

7. EFFECT OF CHANGE IN STOCK SUBJECT TO THE PLAN

In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company’s capital structure, the Board will make appropriate adjustments to the maximum number of shares that may be delivered under this Plan, to the maximum per-participant share limit, and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to awards then outstanding or subsequently granted and any other provision of awards affected by such change. To the extent consistent with continued exclusion from or compliance with Section 409A of the Internal Revenue Code of 1986, as amended and in effect, or any successor statute as from time to time in effect, and other applicable law, the Board may also make adjustments of the type described in the preceding sentence to take into account distributions to stockholders other than those provided for in such sentence, or any other event, if the Board determines that adjustments are appropriate to avoid distortion in the operation of the Plan and to preserve the value of awards granted hereunder.

Except as otherwise provided in an award, in the event of a Change in Control (as defined below) in which there is an acquiring or surviving entity, the Board may provide for the assumption of some or all outstanding awards, or for the grant of new awards in substitution therefor, by the acquirer or survivor or an affiliate of the acquirer or survivor, in each case on such terms and subject to such conditions as the Board determines. In the absence of such an assumption or if there is no substitution, except as otherwise provided in the award, each award will become fully vested or exercisable prior to the Change in Control on a basis that gives the holder of the award a reasonable opportunity, as determined by the Board, to participate as a stockholder in the Change in Control following vesting or exercise, and the award will terminate upon consummation of the Change in Control.

A “Change in Control” means an event set forth in any one of the following paragraphs:

(i)       any “person” or group (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934 (as amended, and including the rules and regulations promulgated thereunder, the “Exchange Act”), and as modified in Section 13(d) and 14(d) of the Exchange Act), together with their affiliates and associates (both as defined in Rule 12b-2 under the Exchange Act) other than (i) the Company or any of its subsidiaries, (ii) any employee benefit plan of the Company or any of its subsidiaries, or the trustee or other fiduciary holding securities under any such employee benefit plan, (iii) a company owned, directly or indirectly, by stockholders of the Company in substantially the same proportions as their ownership of the Company or (iv) an underwriter temporarily holding securities pursuant to an offering of such securities by the Company, becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of more than 30% of combined voting power of the voting securities of the Company then outstanding; or

(ii)       individuals who, as of the effective date of the Plan, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that for purposes of this definition of Change in Control, any individual becoming a director subsequent to the effective date of the Plan whose appointment or nomination for election to the Board was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an election contest with respect to the election or removal of directors or other solicitation of proxies or consents by or on behalf of a person other than the Board; or

(iii)       the consummation of any merger, reorganization, business combination or consolidation of the Company or one of its subsidiaries (a “Business Combination”) with or into any other entity, other than a merger, reorganization, business combination or consolidation a result of which (or immediately after which) the holders of the voting securities of the Company outstanding immediately prior thereto holding securities would represent immediately after such merger, reorganization, business combination or consolidation more than a majority of the combined voting power of the voting securities of the Company or the surviving entity or the parent of such surviving entity; or

(iv)       the consummation of a sale or disposition by the Company of all or substantially all of the Company’s assets, other than a sale or disposition if the holders of the voting securities of the Company outstanding immediately prior thereto hold securities immediately thereafter which represent more than a majority of the combined voting power of the voting securities of the acquirer, or parent of the acquirer, of such assets; or

(v)       the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, a “Change in Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the stock of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

8. MISCELLANEOUS PROVISIONS

(A) The Committee is authorized to take appropriate steps to ensure that neither the grant of nor the lapsing of the forfeiture restrictions on awards under this Plan would have an effect contrary to the interests of the Company’s stockholders. This authority includes the authority to prevent or limit the granting of additional awards under this Plan.

(B) The granting of any award under the Plan shall not impose upon the Company any obligation to appoint or to continue to appoint as a director or employee any participant, and the right of the Company and its subsidiaries to terminate the employment of any employee, or service of any director, shall not be diminished or affected by reason of the fact that an award has been made under the Plan to such participant.

(C) The Company may make such provisions as it deems appropriate to withhold any taxes the Company determines it is required to withhold with respect to any award, including without limitation, in its sole discretion, by withholding the number of vested Shares awarded under this Plan as restricted stock with a Fair Market Value as of the date of such transaction equal to such required withholding amounts (“net share settlement”). For purposes of this Section 8(C), the “Fair Market Value” of a Share as of a certain date shall be (i) if Shares are listed on any stock exchange or national market system, the listed price per Share as of such date, and (ii) if Shares are not listed on any stock exchange or national market system, the current market value of, or if no such market value exists, the current net asset value of, a Share as determined in good faith by the Board. Shares that are used to settle tax withholding obligations pursuant to this Section 8(C) shall be included as “restricted stock” for purposes of the calculations set forth in Section 3.

(D) The Plan and all awards and actions taken hereunder shall be governed by the laws of the State of Maryland, without regard to the choice of law principles of any jurisdiction.

9. AMENDMENT AND TERMINATION

(A) The Board may modify, revise or terminate this Plan at any time and from time to time, subject to applicable requirements in (a) the Company’s articles of incorporation or by-laws and (b) applicable law and orders. The Board shall seek stockholder approval of any action modifying a provision of the Plan where it is determined that such stockholder approval is appropriate under the provisions of (a) applicable law or orders, or (b) the Company’s articles of incorporation or by-laws. Any amendment required to be approved by stockholders under the laws of Maryland, applicable securities laws or the rules of any stock exchange or national market system will not be effective until so approved. Any amendments required to be approved by the Securities and Exchange Commission will not be effective until so approved.

(B) Unless sooner terminated, the Plan shall terminate on the day before the tenth (10th) anniversary of the date the Plan is initially adopted by the Board or approved by the stockholders of the Company, whichever is later. Notwithstanding the termination of the Plan, awards granted prior to termination of the Plan shall continue to be effective and shall be governed by the Plan.

10. EFFECTIVE DATE OF THE PLAN

The Plan shall become effective upon the latest to occur of (1) adoption by the Board, and (2) approval of this Plan by the shareholders of the Company; provided, however, that the Plan shall not be effective with respect to any award to a Non-Employee Director unless the Company has received an order from the Securities and Exchange Commission that permits such award.

Adopted: ________, 2019; Effective: ________, 2020

EXHIBIT B

2019 TRINITY CAPITAL INC.

LONG TERM INCENTIVE PLAN

1.	PURPOSE.

(A)    General Purpose.  The Plan has been established to advance the interests of Trinity Capital Inc. (the “Company”) by providing for the grant of Awards to Participants. At all times during such periods as the Company qualifies or is intended to qualify as a “business development company” under the 1940 Act, the terms of the Plan shall be construed so as to conform to the stock-based compensation requirements applicable to “business development companies” under the 1940 Act. An Award or related transaction will be deemed to be permitted under the 1940 Act if permitted by any exemptive or “no-action” relief granted by the Commission or its staff.

(B)     Available Awards.  The purpose of the Plan is to provide a means by which eligible recipients of Awards may be given an opportunity to benefit from increases in the value of the Company’s Stock through the granting of Restricted Stock, Restricted Stock Unit, Incentive Stock Options, Non-statutory Stock Options, Performance Awards, Dividend Equivalent Rights and Other Stock-Based Awards.

(C)     Eligible Participants.  All key Employees and all Employee Directors are eligible to be granted Awards by the Board under the Plan; provided that, no person shall be granted Awards of Restricted Stock unless such person is an Employee of the Company or an Employee of a wholly-owned subsidiary of the Company.

2.	DEFINITIONS.

(A)  “1940 Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

(B)  “Affiliate” means any corporation or other entity that stands in a relationship to the Company that would result in the Company and such corporation or other entity being treated as one employer under Section 414(b) or Section 414(c) of the Code, except that in determining eligibility for the grant of an Option by reason of service for an Affiliate, Sections 414(b) and 414(c) of the Code shall be applied by substituting “at least 50%” for “at least 80%” under Section 1563(a)(1), (2) and (3) of the Code and Treas. Regs. § 1.414(c)-2. The Company may at any time by amendment provide that different ownership thresholds (consistent with Section 409A) apply. Notwithstanding the foregoing provisions of this definition, except as otherwise determined by the Board, a corporation or other entity shall be treated as an Affiliate only if its employees would be treated as employees of the Company for purposes of the rules promulgated under the Securities Act of 1933, as amended, with respect to the use of Form S-8.

(C)  “Award” means an award of Restricted Stock, Restricted Stock Unit, Incentive Stock Options, Non-statutory Stock Options, Performance Awards, Dividend Equivalent Rights or Other Stock-Based Awards granted pursuant to the Plan.

(D)  “Board” means the Board of Directors of the Company.

(E)  “Code” means the Internal Revenue Code of 1986, as amended and in effect, or any successor statute as from time to time in effect. Any reference to a provision of the Code shall be deemed to include a reference to any applicable guidance (as determined by the Board) with respect to such provision.

(F)  “Commission” means the Securities and Exchange Commission.

(G)  “Committee” means a committee of two or more members of the Board appointed by the Board in accordance with Section 3(C) of this Plan.

(H)  “Company” means Trinity Capital Inc., a Maryland corporation.

(I)  “Continuous Service” means the Participant’s uninterrupted service with the Company or an Affiliate, whether as an Employee or Employee Director.

(J)  “Covered Transaction” means any of (i) a consolidation, merger, stock sale or similar transaction or series of related transactions in which the Company is not the surviving corporation or which results in the acquisition of all or substantially all of the Company’s then outstanding common stock by a single person or entity or by a group of persons and/or entities acting in concert, (ii) a sale or transfer of all or substantially all the Company’s assets, (iii) a dissolution or liquidation of the Company or (iv) following such time as the Company has a class of equity securities listed on a national securities exchange or quoted on an inter-dealer quotation system, a change in the membership of the Board for any reason such that the individuals who, as of the Effective Date, constitute the Board of Directors of the Company (the “Continuing Directors”) cease for any reason to constitute at least a majority of the Board (a “Board Change”); provided, however, that any individual becoming a director after the Effective Date whose election or nomination for election by the Company’s shareholders was approved by a vote of at least a majority of the Continuing Directors will be considered as though such individual were a Continuing Director, but excluding for this purpose any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended) or other actual or threatened solicitation of proxies or consents by or on behalf of any person or entity other than the Board. Where a Covered Transaction involves a tender offer that is reasonably expected to be followed by a merger described in clause (i) (as determined by the Board), the Covered Transaction shall be deemed to have occurred upon consummation of the tender offer.

(K)  “Dividend Equivalent Rights” has the meaning set forth in Section 13.

(L)  “Effective Date” has the meaning set forth in Section 15.

(M)  “Employee” means any person employed by the Company or an Affiliate.

(N)  “Employee Director” means a member of the Board of Directors of the Company who is also an Employee of the Company.

(O)  “Family Member” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Participant’s household (other than a tenant or employee), a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty percent of the voting interests.

(P)  “Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(Q)  “Non-Employee Director Plan” means the Trinity Capital Inc. 2019 Non-Employee Director Restricted Stock Plan, as from time to time amended and in effect.

(R)  “Non-statutory Stock Option” means an Option that is not an Incentive Stock Option.

(S)  “Option” means an Incentive Stock Option or a Non-statutory Stock Option granted pursuant to the Plan.

(T) “Other Stock-Based Award” means an Award described in Section 10 of this Plan that is not covered by another section of this Plan.

(U)  “Participant” means a person to whom an Award is granted pursuant to the Plan.

(V)  “Performance Award” means any Award granted pursuant to Section 9 of this Plan.

(W) “Permitted Transferee” means a Family Member of a Participant to whom an Award has been transferred by gift.

(X)  “Plan” means this 2019 Trinity Capital Inc. Long Term Incentive Plan, as from time to time amended and in effect.

(Y)  “Restricted Stock” means an Award of Stock for so long as the Stock remains subject to restrictions requiring that it be forfeited to the Company if specified conditions are not satisfied.

(Z) “Restricted Stock Unit” means any Award granted under Section 8 of the Plan that is not an Award of Restricted Stock. A Restricted Stock Unit may be a “Performance Restricted Stock Unit,” which is a Restricted Stock Unit that vests only upon the attainment of performance conditions and/or performance objectives as specified in the applicable Award.

(AA) “Securities Act” means the Securities Act of 1933, as amended.

(AB)  “Stock” means the common stock of the Company, par value $.01 per share.

3.	ADMINISTRATION.

(A)     Administration By Board.  The Board shall administer the Plan unless and until it delegates administration to a Committee, as provided in Section 3(C).

(B)    Powers of the Board.  The Board shall have the power, subject to the express provisions of the Plan and applicable law:

(i) To determine from time to time which of the persons eligible under the Plan shall be granted Awards; when and how each Award shall be granted and documented; what type or combination of types of Awards shall be granted; the provisions of each Award granted, including the time or times when a person shall be permitted to exercise an Award; and the number of shares of Stock with respect to which an Award shall be granted to each such person;

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award documentation, in such manner and to such extent as it shall deem necessary or expedient to make the Plan fully effective;

(iii) To amend the Plan or an Award as provided in Section 14;

(iv) To take any actions to preserve the tax treatment of Awards under the Plan;

(v) To terminate or suspend the Plan as provided in Section 15; and

(vi) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan.

(C)    Delegation to Committee.  The Board may delegate the administration of the Plan to a Committee or Committees composed of not less than two members of the Board, each of whom shall be (i) a “non-employee director” for purposes of Exchange Act Section 16 and Rule 16b-3 thereunder, (ii) an “outside director” for purposes of Section 162(m) and the regulations promulgated under the Code, and each of whom shall be, subject to any applicable transitional rules for newly public issuers, “independent” within the meaning of the listing standards of any applicable stock exchange or national market system, and the term “Committee” shall apply to any persons to whom such authority has been delegated; provided that a “required majority,” as defined in Section 57(o) of the 1940 Act, must approve each issuance of Awards and Dividend Equivalent Rights in accordance with Section 61(a)(4)(A)(iv) of the 1940 Act. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board, other than the Board reference at the end of this sentence and the Board references in the last sentence of this subsection (C), shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan, unless such actions are prohibited by the condition of exemptive relief obtained from the Commission.

(D)     Effect of the Board’s Decision.  Determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

4.	AWARD AGREEMENTS.

All Awards granted under the Plan will be evidenced by an agreement. The agreement documenting the Award shall contain such terms and conditions as the Board shall deem advisable. Agreements evidencing Awards made to different participants or at different times need not contain similar provisions. In the case of any discrepancy between the terms of the Plan and the terms of any Award agreement, the Plan provisions shall control.

5.	SHARES SUBJECT TO THE PLAN; CERTAIN LIMITS.

(A)    Share Reserve.  The maximum aggregate number of shares of Stock that may be issued under the Plan pursuant to grants of Restricted Stock or Other Stock-Based Awards or the exercise of Options is three million six hundred thousand (3,600,000) shares.

(B)    Reversion of Shares to the Share Reserve.  If any Award shall for any reason expire or otherwise terminate, in whole or in part, the shares of Stock not acquired under such Award shall revert to and again become available for issuance under the Plan.

(C)    Type of Shares.  The shares of Stock subject to the Plan may be unissued shares or reacquired shares bought on the market or otherwise. No fractional shares of Stock will be delivered under the Plan.

(D)    Limits on Individual Grants.  The maximum number of shares of Stock for which any Employee or Employee Director may be granted Awards in any calendar year is three hundred thousand (300,000) shares.

(E)     Limits on Grants of Restricted Stock.  The combined maximum amount of Restricted Stock that may be issued under the Plan and the Non-Employee Director Plan will be 10% of the outstanding shares of Stock on the effective date of the plans plus 10% of the number of shares of Stock issued or delivered by the Company (other than pursuant to compensation plans) during the term of the plans. No one person shall be granted Awards of Restricted Stock relating to more than 25% of the shares available for issuance under this Plan.

(F)    No Grants in Contravention of 1940 Act.  At all times during such periods as the Company qualifies or is intended to qualify as a “business development company,” no Award may be granted under the Plan if the grant of such Award would cause the Company to violate the 1940 Act, including, without limitation, Section 61(a)(4), and, if otherwise approved for grant, shall be void and of no effect.

(G)    Limits on Number of Awards.  The amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to this Plan and the Non-Employee Director Plan, at the time of issuance shall not exceed 25% of the outstanding voting securities of the Company, except that if the amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights issued to the Company’s directors, officers, and employees, together with any Restricted Stock issued pursuant to this Plan and the Non-Employee Director Plan, would exceed 15% of the outstanding voting securities of the Company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to this Plan and the Non-Employee Director Plan, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Company.

(H)    Date of Award’s Grant:  The date on which the “required majority,” as defined in Section 57(o) of the 1940 Act, approves the issuance of an Award will be deemed the date on which such Award is granted.

6.	ELIGIBILITY.

Incentive Stock Options may be granted to Employees or Employee Directors of the Company or a “parent” or “subsidiary” corporation of the Company as those terms are used in Section 424 of the Code. Awards other than Incentive Stock Options may be granted to both Employees and Employee Directors. By accepting any Award granted hereunder, the Participant agrees to the terms of the Award and the Plan. Notwithstanding any provision of this Plan to the contrary, awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition may contain terms and conditions that are inconsistent with the terms and conditions specified herein, as determined by the Board.

7.	OPTION PROVISIONS.

Each Option shall be evidenced by a written agreement containing such terms and conditions as the Board shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Non-statutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates shall be issued for shares of Stock purchased on exercise of each type of Option. The provisions of separate Options need not be identical, but, to the extent relevant, each Option shall include (through incorporation by reference or otherwise) the substance of each of the following provisions:

(A)    Time and Manner of Exercise.  Unless the Board expressly provides otherwise, an Option will not be deemed to have been exercised until the Board receives a notice of exercise (in a form acceptable to the Board) signed by the appropriate person and accompanied by any payment required under the Award, as further described below. If the Option is exercised by any person other than the Participant, the Board may require satisfactory evidence that the person exercising the Option has the right to do so. No Option shall be exercisable after the expiration of ten (10) years from the date on which it was granted.

Each exercise of an Option hereunder shall be subject to the Participant’s having made arrangements satisfactory to the Board for the full and timely payment of the applicable exercise price for such Option. Without limiting the generality of the foregoing, the Participant may satisfy the applicable exercise price requirements under an Option Award by tendering a check (acceptable to the Board) for the full amount of such exercise price. Additionally, the Company may, in its sole discretion, permit the satisfaction of the applicable exercise price requirements (or a portion thereof) under an Option Award by withholding from the Option, the number of vested shares of Stock awarded under the Option with a Fair Market Value (as defined below) as of the date of such transaction equal to such exercise price (“cashless exercise”). Shares that are used to settle exercise price obligations pursuant to this Section 7(A) shall be included as “shares of Stock” for purposes of the calculations set forth in Section 5.

(B)     Exercise Price of an Option.  The exercise price of each Option shall be not less than (i) if Shares are listed on any stock exchange or national market system, the listed price per Share as of such date, and (ii) if Shares are not listed on any stock exchange or national market system, the current market value of, or if no such market value exists, the current net asset value of, the stock subject to the Option as determined in good faith by the Board on the date the Option is granted provided, however, that in any event the current market value will be determined in a manner consistent with the provisions of the Section 409A regulations excluding certain options from being subject to Section 409A (the “Fair Market Value”). In the case of an Option granted to a 10% Holder and intended to qualify as an Incentive Stock Option, the exercise price will not be less than 110% of the Fair Market Value determined as of the date of grant. A “10% Holder” is an individual owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or its parent or subsidiary corporations. No such Stock Option, once granted, may be repriced other than in accordance with the 1940 Act and the applicable stockholder approval requirements of any stock exchange or national market system on which the Shares are listed, and in a manner that would continue to exclude the option from being subject to Section 409A of the Code.

(C)     Consideration.  The purchase price for Stock acquired pursuant to an Option shall be paid in full at the time of exercise either (i) in cash, or, if so permitted by the Board and if permitted by the 1940 Act and otherwise legally permissible, (ii) through a broker-assisted exercise program acceptable to the Board, (iii) by such other means of payment as may be acceptable to the Board, or (iv) in any combination of the foregoing permitted forms of payment.

(D)    Transferability of an Incentive Stock Option.  An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Participant only by the Participant.

(E)     Transferability of a Non-statutory Stock Option.  A Non-statutory Stock Option shall be transferable by will or by the laws of descent and distribution, or, to the extent provided by the Board, by gift to a Permitted Transferee, and a Non-statutory Stock Option that is nontransferable except at death shall be exercisable during the lifetime of the Participant only by the Participant.

(F)     Limitation on Repurchase Rights.  If an Option gives the Company the right to repurchase shares of Common Stock issued pursuant to the Plan upon termination of employment of such Participant, the terms of such repurchase right must comply with the 1940 Act.

(G)     Exercisability.  The Board may determine the time or times at which an Option will vest or become exercisable and the terms on which an Option requiring exercise will remain exercisable. Options may further be subject to such forfeiture conditions as the Board may choose to impose.

(H)    Termination of Continuous Service.  Unless the Board expressly provides otherwise, immediately upon the cessation of a Participant’s Continuous Service that portion, if any, of any Option held by the Participant or the Participant’s Permitted Transferee that is not then exercisable will terminate and the balance will remain exercisable for the lesser of (i) a period of three months or (ii) the period ending on the latest date on which such Option could have been exercised without regard to this Section 6(H), and will thereupon terminate, provided that, if the Board in its sole discretion determines that the cessation of a Participant’s Continuous Service resulted for reasons that cast such discredit on the Participant as to justify immediate termination of his or her Options, all Options then held by the Participant or the Participant’s Permitted Transferee will immediately terminate.

8.	RESTRICTED STOCK AND RESTRICTED STOCK UNIT PROVISIONS.

Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by a written agreement containing such terms and conditions as the Board shall deem appropriate. The provisions of separate grants of Restricted Stock and Restricted Stock Units need not be identical, but, to the extent relevant, each grant shall include (through incorporation by reference or otherwise) the substance of each of the following provisions:

(A)    Consideration.  To the extent permitted by the 1940 Act, Awards of Restricted Stock and Restricted Stock Units may be made in exchange for past services or other lawful consideration.

(B)     Transferability of Restricted Stock.  Except as the Board otherwise expressly provides, Restricted Stock and Restricted Stock Unit Awards shall not be transferable other than by will or by the laws of descent and distribution.

(C)     Vesting.  The Board may determine the time or times at which shares of Restricted Stock will vest.

(D)    Termination of Continuous Service.  Unless the Board expressly provides otherwise, immediately upon the cessation of a Participant’s Continuous Service that portion, if any, of any Restricted Stock held by the Participant or the Participant’s Permitted Transferee that is not then vested will thereupon terminate and the unvested shares will be returned to the Company and will be available to be issued as Awards under this Plan.

(E) Payment of Restricted Share Units. Each Restricted Stock Unit shall have a value equal to the Fair Market Value of a share of Stock. Restricted Stock Units shall be paid in cash, shares of Stock, other securities or other property, as determined in the sole discretion of the Board, upon the lapse of the restrictions applicable thereto, or otherwise in accordance with the applicable Award agreement. The applicable Award agreement will specify whether a Participant will be entitled to receive Dividend Rights in respect of Restricted Stock Units at the time of any payment of dividends to stockholders on shares of Stock. If the applicable Award agreement specifies that a Participant will be entitled to receive dividend rights, (i) the amount of any such dividend right shall equal the amount that would be payable to the Participant as a stockholder in respect of a number of shares of Stock equal to the number of Restricted Stock Units then credited to the Participant, (ii) any such dividend right shall be paid in accordance with the Company’s payment practices as may be established from time to time and as of the date on which such dividend would have been payable in respect of outstanding shares of Stock, and (iii) the applicable Award Agreement will specify whether dividend equivalents shall be paid in respect of Restricted Share Units that are not yet vested. Except as otherwise determined by the Committee at or after grant, Restricted Share Units may not be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered or disposed of, and all Restricted Share Units and all rights of the grantee to such Restricted Share Units shall terminate, without further obligation on the part of the Company, unless the grantee remains in continuous employment of the Company for the entire restricted period in relation to which such Restricted Share Units were granted and unless any other restrictive conditions relating to the Restricted Share Unit Award are met.

9.	Performance restricted stock unit and other PERFORMANCE-based Awards.

(A) Grant. The Committee shall have sole and complete authority to determine the Participants who shall receive a Performance Award, which shall consist of a right that is (i) denominated in cash or shares of Stock (including, but not limited to, Restricted Stock and Performance Restricted Stock Units), (ii) valued and/or vested, as determined by the Committee, in accordance with the achievement of such performance goals during such performance periods as the Committee shall establish, and (iii) settled or payable at such time and in such form as the Committee shall determine.

(B) Terms and Conditions. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the performance goals and/or objectives to be achieved during any performance period, the length of any performance period, the amount of any Performance Award and the amount and kind of any payment or transfer to be made pursuant to any Performance Award, and may amend specific provisions of the Performance Award.

(C) Payment of Performance Awards. Performance Awards may be paid or settled in a lump sum or in installments following the close of the performance period or, in accordance with the procedures established by the Committee, on a deferred basis. Termination of employment prior to the end of any performance period will result in the forfeiture of the Performance Award unless the Award agreement provides otherwise, and no payments will be made. A Participant’s rights to any Performance Award may not be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered or disposed of in any manner, except by will or the laws of descent and distribution, and/or except as the Committee may determine at or after grant.

10.	Other Stock-Based Awards.

The Board shall have the authority to determine the Participants who shall receive Other Stock-Based Awards, which shall consist of any right that is (i) not an Award described in above and (ii) an Award of shares of Stock or an Award denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of Stock (including, without limitation, securities convertible into shares of Stock), as deemed by the Board to be consistent with the purposes of the Plan. Subject to the terms of the Plan and any applicable Award agreement, the Board shall determine the terms and conditions of any such Other Stock-Based Award.

11.	MISCELLANEOUS.

(A)    Acceleration.  The Board shall have the power to accelerate the time at which an Award or any portion thereof vests or may first be exercised, regardless of the tax or other consequences to the Participant or the Participant’s Permitted Transferee resulting from such acceleration.

(B)    Stockholder Rights.  No Participant or other person shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Stock subject to an Option or Restricted Stock Unit Award unless and until such Award has been delivered to the Participant or other person upon exercise of the Award. Holders of Restricted Stock shall have all the rights of a holder upon issuance of the Restricted Stock Award including, without limitation, voting rights and the right to receive dividends.

(C)    No Employment or Other Service Rights.  Nothing in the Plan or any instrument executed or Award granted pursuant thereto shall confer upon any Participant any right to continue in the employment of, or to continue to serve as a director of, the Company or an Affiliate or shall affect the right of the Company or an Affiliate to terminate (i) the employment of the Participant (if the Participant is an Employee) with or without notice and with or without cause or (ii) the service of an Employee Director (if the Participant is an Employee Director) pursuant to the Bylaws of the Company or an Affiliate and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated. Nothing in the Plan will be construed as giving any person any rights as a stockholder except as to shares of Stock actually issued under the Plan. The loss of existing or potential profit in Awards will not constitute an element of damages in the event of termination of service for any reason, even if the termination is in violation of an obligation of the Company or an Affiliate to the Participant.

(D)     Legal Conditions on Delivery of Stock.  The Company will not be obligated to deliver any shares of Stock pursuant to the Plan or to remove any restriction from shares of Stock previously delivered under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance and delivery of such shares have been addressed and resolved; (ii) if the outstanding Stock is at the time of delivery listed on any stock exchange or national market system, the shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the Award have been satisfied or waived. If the sale of Stock has not been registered under the Securities Act, the Company may require, as a condition to the grant or the exercise of the Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of the Securities Act. The Company may require that certificates evidencing Stock issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Stock, and the Company may hold the certificates pending lapse of the applicable restrictions.

(E)    Withholding Obligations.  Each grant or exercise of an Award granted hereunder shall be subject to the Participant’s having made arrangements satisfactory to the Board for the full and timely satisfaction of all federal, state, local and other tax withholding requirements applicable to such grant, exercise or exchange. Without limiting the generality of the foregoing, the Participant may satisfy such withholding requirements by tendering a check (acceptable to the Board) for the full amount of such withholding. Additionally, the Company may, in its sole discretion, satisfy any withholding requirements (or a portion thereof) by withholding from an Award, vested Shares awarded under this Plan, with a Fair Market Value as of the date of such transaction equal to such required withholding amounts (“net share settlement”). Shares that are used to settle tax withholding obligations pursuant to this Section 11(E) shall be included as “shares of Stock” for purposes of the calculations set forth in Section 5.

In the event the Company or an Affiliate becomes liable for tax withholding with respect to an Option prior to the date of exercise, the Company may require the Participant to remit the required tax withholding by separate check acceptable to the Company or may make such other arrangements (including withholding from other payments to the Participant or net share settlement) for the satisfaction of such withholding as it determines.

(F)    Section 409A.  Awards under the Plan are intended either to qualify for an exemption from Section 409A or to comply with the requirements thereof, and shall be construed accordingly.

12.	ADJUSTMENTS UPON CHANGES IN STOCK.

(A)     Capitalization Adjustments.  In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company’s capital structure, the Board will make appropriate adjustments to the maximum number of shares specified in Section 5(A) that may be delivered under the Plan, to the maximum per-participant share limit described in Section 5(D) and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to Awards then outstanding or subsequently granted, any exercise prices relating to Awards and any other provision of Awards affected by such change. To the extent consistent with qualification of Incentive Stock Options under Section 422 of the Code and continued exclusion from or compliance with Section 409A of the Code, where applicable, the Board may also make adjustments of the type described in the preceding sentence to take into account distributions to stockholders other than those provided for in such sentence, or any other event, if the Board determines that adjustments are appropriate to avoid distortion in the operation of the Plan and to preserve the value of Awards granted hereunder; provided, however, that the exercise price of Awards granted under the Plan will not be adjusted unless the Company receives an exemptive order from the Securities and Exchange Commission or written confirmation from the staff of the Securities and Exchange Commission that the Company may do so.

(B)    Covered Transaction.  Except as otherwise provided in an Award, in the event of a Covered Transaction, each Award will become fully vested or exercisable prior to the Covered Transaction on a basis that gives the holder of the Award a reasonable opportunity, as determined by the Board, to participate as a stockholder in the Covered Transaction following vesting or exercise, and the Award will terminate upon consummation of the Covered Transaction.

13.	DIVIDEND EQUIVALENT RIGHTS.

The Board may provide for the payment of amounts in lieu of cash dividends or other cash distributions (“Dividend Equivalent Rights”) with respect to Stock subject to an Award; provided, however, that grants of Dividend Equivalent Rights must be approved by order of the Securities and Exchange Commission. The Board may impose such terms, restrictions and conditions on Dividend Equivalent Rights, including the date such rights will terminate, as it deems appropriate, and may terminate, amend or suspend such Dividend Equivalent Rights at any time without the consent of the Participant or Participants to whom such Dividend Equivalent Rights have been granted, if any.

14.	AMENDMENT OF THE PLAN AND AWARDS.

The Board may at any time or times amend the Plan or any outstanding Award for any purpose which may at the time be permitted by law, and may at any time terminate the Plan as to any future grants of Awards; provided, that except as otherwise expressly provided in the Plan the Board may not, without the Participant’s consent, alter the terms of an Award so as to affect substantially and adversely the Participant’s rights under the Award, unless the Board expressly reserved the right to do so at the time of the grant of the Award. Any amendments to the Plan shall be conditioned upon stockholder approval only to the extent, if any, such approval is required by law (including the Code and applicable stock exchange requirements), as determined by the Board.

Any amendment required to be approved by stockholders under the laws of Maryland, applicable securities laws or the rules of any stock exchange or national market system will not be effective until so approved. Any amendments required to be approved by the Securities and Exchange Commission will not be effective until so approved.

15.	TERMINATION OR SUSPENSION OF THE PLAN.

(A)    Plan Term.  The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the day before the tenth (10th) anniversary of the date the Plan is initially adopted by the Board or approved by the stockholders of the Company, whichever is earlier. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(B)    No Impairment of Rights.  Suspension or termination of the Plan shall not impair rights and obligations under any Awards granted while the Plan is in effect except with the written consent of the Participant.

16.	EFFECTIVE DATE OF PLAN.

The Plan shall become effective upon approval by the stockholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board; provided, however, that the Plan shall not be effective with respect to an Award of Restricted Stock or the grant of Dividend Equivalent Rights unless the Company has received an order of the Commission that permits such Award or grant (the “Effective Date”).

17.	1940 ACT.

No provision of this Plan is intended to contravene any portion of the 1940 Act, and in the event of any conflict between the provisions of the Plan or any Award and the 1940 Act, the applicable Section of the 1940 Act shall control and all Awards under the Plan shall be so modified. All Participants holding such modified Awards shall be notified of the change to their Awards and such change shall be binding on such Participants.

18.	INFORMATION RIGHTS OF PARTICIPANTS

The Company shall provide to each Participant who acquires Stock pursuant to the Plan, not less frequently than annually, copies of annual financial statements (which need not be audited). The Company shall not be required to provide such statements to key employees whose duties in connection with the Company assure their access to equivalent information.

19.	SEVERABILITY.

If any provision of this Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Participant or Award, or would disqualify this Plan or any Award under any applicable law, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Board, materially altering the intent of this Plan or the Award, such provision shall be stricken as to such jurisdiction, Participant or Award and the remainder of this Plan and any such Award shall remain in full force and effect.

20.	OTHER COMPENSATION ARRANGEMENTS

The existence of the Plan or the grant of any Award will not in any way affect the Company’s right to award a person bonuses or other compensation in addition to Awards under the Plan.

21.	WAIVER OF JURY TRIAL.

By accepting an Award under the Plan, each Participant waives any right to a trial by jury in any action, proceeding or counterclaim concerning any rights under the Plan and any Award, or under any amendment, waiver, consent, instrument, document or other agreement delivered or which in the future may be delivered in connection therewith, and agrees that any such action, proceedings or counterclaim shall be tried before a court and not before a jury. By accepting an Award under the Plan, each Participant certifies that no officer, representative, or attorney of the Company has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers.

22.	LIMITATION ON LIABILITY.

Notwithstanding anything to the contrary in the Plan, neither the Company nor the Board, nor any person acting on behalf of the Company or the Board, shall be liable to any Participant or to the estate or beneficiary of any Participant by reason of any acceleration of income, or any additional tax, asserted by reason of the failure of an Award to satisfy the requirements of Section 422 or Section 409A or by reason of Section 4999 of the Code; provided, that nothing in this Section 21 shall limit the ability of the Board or the Company to provide by express agreement with a Participant for a gross-up payment or other payment in connection with any such tax or additional tax.

23.	GOVERNING LAW.

The Plan and all Awards and actions hereunder shall be governed by the laws of the state of Maryland, with regard to the choice of law principles of any jurisdiction.

EXHIBIT C

Verification Required by Rule 0-2(d)

The undersigned states that he has duly executed the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 granting an exemption from Sections 23(a), 23(b), and 63 of the Act, and pursuant to Sections 57(a)(4)and 57(i) of the Act and Rule 17d-l under the Act authorizing certain joint transactions otherwise prohibited by Section 57(a)(4) of the Act, and pursuant to Section 23(c)(3) of the Act granting an exemption from Section 23(c) of the Act for and on behalf of Trinity Capital Inc.; that he or she is the Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Steven L. Brown
Chief Executive Officer

EXHIBIT D

Board Resolutions Approving of SEC Exemptive Application Related to Incentive Plans

WHEREAS, Trinity Capital Inc. (the “Company”) and the Board of Directors of the Company (the “Board”) have adopted and approved the 2019 Trinity Capital Inc. Long-Term Incentive Plan (the “Long Term Incentive Plan”), pursuant to which the Company may grant awards in the form of restricted stock, restricted and performance stock unit awards, incentive stock options, non-statutory stock options, performance awards, dividend equivalent rights and other stock based awards to its executive officers and other key employees, and the Trinity Capital Inc. 2019 Non-Employee Director Restricted Stock Plan (the “Non-Employee Director Plan”), pursuant to which the Company may grant restricted stock to its independent directors; and

WHEREAS, it is necessary to obtain exemptive relief from the U.S. Securities and Exchange Commission (the “SEC”) in order to issue certain of such securities under the Long Term Incentive Plan and the Non-Employee Director Plan; and

WHEREAS, the Company has prepared an exemptive application to be filed with the SEC asking for an order to permit it to issue such securities under the Long Term Incentive Plan and the Non-Employee Director Plan; and

WHEREAS, the Board has received and reviewed the draft exemptive application (the “Exemptive Application”), in substantially the form provided to the Board.

NOW, THEREFORE, BE IT RESOLVED, that that the Board, hereby approves and authorizes the Exemptive Application, in substantially the form provided to the Board; and

FURTHER RESOLVED, that the Authorized Officers (as such term is defined herein) be, and each of them hereby is, authorized and directed to take all actions necessary to enable the Company to issue such securities, including, without limitation, the filing of the Exemptive Application with the SEC; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to execute and file, or cause it to be filed, the Exemptive Application with the SEC and any amendments thereto, with such modifications as the Authorized Officer executing the same, with the advice of counsel, deems necessary or advisable to carry out the intent of the foregoing resolutions or as may be required to conform with the requirements of applicable law, such determination to be conclusively evidenced by the execution and/or filing thereof with the SEC, as applicable; and

FURTHER RESOLVED, that the Authorized Officers are hereby directed to submit the Long Term Incentive Plan and Non-Employee Director Plan to the Company’s stockholders for their consideration and approval at the next annual or special meeting of stockholders; and

FURTHER RESOLVED, that any and all actions previously taken by the Company or any of its Directors or Authorized Officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, and approved in all respects as and for the acts and deeds of the Company; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the President, the Chief Financial Officer, an Executive or Senior Vice President, the General Counsel and the Corporate Secretary of the Company and any of their respective designees (collectively, the “Authorized Officers”).